United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, TX 75240
June 5, 2009
VIA FAX AND REGULAR MAIL
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United States Lime & Minerals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Schedule 14A
Filed April 3, 2009
File No. 0-04197
Dear Mr. Schwall:
United States Lime & Minerals, Inc. (the “Company”) has the following responses to the comments of the staff of the Securities and Exchange Commission contained in the staff’s letter of May 29, 2009. Our responses are numbered to correspond to the numbers used to designate the staff’s comments in its comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Certifications, exhibits 31.1 and 31.2
Comment No. 1: Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” has been omitted from paragraph 4(d).
Response No. 1: In future filings, the certifications in exhibits 31.1 and 31.2 will match the exact form set forth in Item 601(b)(31) of Regulation S-K and include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).
Schedule 14A filed April 3, 2009
Corporate Governance, page 4
Comment No. 2. You do not provide the charter of the compensation committee that Item 7 of Schedule 14A requires. Please state whether or not your compensation committee has a charter, and if it does, please provide the compensation committee charter. See Item 407(e)(2) and Instruction 2 to Item 407 of Regulation S-K.
Response No 2: In future Schedule 14A filings, the Company will include a statement that the Compensation Committee does not have a charter.

Additionally, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or additional comments regarding this letter to me at (972) 991-8400. Thank you.
Sincerely,
/s/ M. Michael Owens
M. Michael Owens
Vice President and Chief Financial Officer

cc:	Douglas Brown Timothy Levenberg